SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

      Transaction Statement Under Section 13(e) of the Securities Exchange
                      Act of 1934 and Rule 13e-3 Thereunder

 Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange
                                  Act of 1934

                                (Amendment No. 9)

                         U.S. TIMBERLANDS COMPANY, L.P.
                              (Name of the Issuer)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                         U.S. Timberlands Company, L.P.
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100

                                    Copy to:

       Martin Nussbaum, Esq.                         Jesse A. Finkelstein, Esq.
      Scott M. Zimmerman Esq.                         William J. Haubert, Esq.
Swidler Berlin Shereff Friedman, LLP             Richards, Layton & Finger, P.A.
      The Chrysler Building                      One Rodney Square, P.O. Box 551
      405 Lexington Avenue                          Wilmington, Delaware 19899
    New York, New York 10174                              (302) 651-7700
         (212) 973-0111

           (Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1934.

c.    [ ] A tender offer.

d.    [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
     Transaction valuation*                           Amount of filing fee
          $25,425,954                                      $2,339.19

* Estimated for purposes of calculating the amount of the filing fee only. 6,911,122 Common Units were purchased in the Offer. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,237.19 on November 15, 2002; $102 on January 6, 2003 Form or Registration No.: Schedule TO-T

Filing Parties: U.S. Timberlands Acquisition Co., LLC
                U.S. Timberlands Holdings Group, LLC John M. Rudey

Date Filed: November 15, 2002; January 6, 2003

      This Amendment No. 9 amends and supplements the Transaction Statement on
Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "Commission") on January 6, 2003, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the Commission on January 17, 2003, Amendment No. 2 to the Schedule 13E-3 filed with the Commission on January 24, 2003, Amendment No. 3 to the Schedule 13E-3 filed with the Commission on January 31, 2003, Amendment No. 4 to the Schedule 13E-3 filed with the Commission on February 7, 2003, Amendment No. 5 to the Schedule 13E-3 filed with the Commission on February 26, 2003, Amendment No. 6 to the Schedule 13E-3 filed with the Commission on March 7, 2003, Amendment No. 7 to the Schedule 13E-3 filed with the Commission on April 18, 2003 and Amendment No. 8 to the Schedule 13E-3 filed with the Commission on May 29, 2003 (as amended and supplemented, the "Schedule 13E-3"), by U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"). The filing person is the subject company. The
Schedule 13E-3 Transaction Statement relates to the two step acquisition of the Company by the Buyer and Holdings. The first step, the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"), as amended and supplemented by the Amendment and Supplement to Offer to Purchase dated February 7, 2003 (the "Offer Supplement") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer") expired on March 6, 2003, with the Buyer purchasing the 6,911,112 Common Units tendered. The second and final step, the merger of the Buyer with and into the Company, accompanied by the cancellation of all outstanding Common Units not held by the Buyer, Holdings and their affiliates, was approved at a special meeting of the limited partners of the Company held on June 26, 2003. A Certificate of Merger was filed with the Secretary of State of the State of Delaware shortly after the meeting, and the Merger is now effective. As a result of the Merger, Holdings now owns all of the limited partnership interests of the Company. Pursuant to the Merger, the holders of Common Units cancelled in connection therewith (other than the Buyer, Holdings and their affiliates) will receive $3.00 per Common Unit, in cash, without interest.

      The information set forth in the Schedule 13E-3, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to all items of this Amendment No. 9 to Schedule 13E-3.

      You should read this Amendment No. 9 to Schedule 13E-3 together with the
Schedule 13E-3 filed with the Commission on January 6, 2003, Amendment No. 1 filed with the Commission on January 17, 2003, Amendment No. 2 filed with the Commission on January 24, 2003, Amendment No. 3 filed with the Commission on January 31, 2003, Amendment No. 4 filed with the Commission on February 7, 2003, Amendment No. 5 filed with the Commission on February 26, 2003, Amendment No. 6 filed with the Commission on March 7, 2003, Amendment No. 7 filed with the Commission on April 18, 2003 and Amendment No. 8 filed with the Commission on May 29, 2003.

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      The information set forth in the exhibits identified in Item 16 is incorporated herein by reference with respect to all items of Schedule 13E-3.

ITEM 16. EXHIBITS. Item 16 is hereby amended and supplemented as follows:

Exhibit No.                       Description
-----------                       -----------
99(a)(32)                         Amendment No. 10 to Schedule 13E-3*

99(a)(33)                         Text of press release issued by the
                                  Company, dated June 26, 2003*

99(a)(34)                         Form of Letter of Transmittal*

99(a)(35)                         Form of Notice of Merger*

--------------------------------------------------------------------------------
*Incorporated by reference to Amendment No. 10 to the Schedule 13E-3 filed by the Offerors with the Commission on June 27, 2003.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    U.S. TIMBERLANDS COMPANY, L.P.

                                    By: U.S. Timberlands Services
                                        Company, L.L.C., its general partner

                                    By:    /s/ John M. Rudey
                                           -------------------------------------
                                    Name:  John M. Rudey
                                    Title: Chief Executive Officer and President

Dated: June 27, 2003

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                                  EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------

99(a)(30)                            Amendment No. 10 to Schedule 13E-3*

99(a)(33)                            Text of press release issued by the
                                     Company, dated June 26, 2003*

99(a)(34)                            Form of Letter of Transmittal*

99(a)(35)                            Form of Notice of Merger*

--------------------------------------------------------------------------------
*Incorporated by reference to Amendment No. 10 to the Schedule 13E-3 filed by the Offerors with the Commission on June 27, 2003.